Exhibit 99.1

ALLIED IRISH BANKS, p.l.c.

Medium-Term Notes

Due Nine Months or More From Date of Issue

FORM OF DISTRIBUTION AGREEMENT

June 2, 2008

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

4 World Financial Center

North Tower, 23rd Floor

New York, New York 10080

Barclays Capital Inc.

200 Park Avenue

New York, New York 10166

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Greenwich Capital Markets, Inc.

600 Steamboat Road

Greenwich, Connecticut 06830

HSBC Securities (USA) Inc.

452 Fifth Avenue, 3rd Floor

New York, New York 10018

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

Lehman Brothers Inc.

745 Seventh Avenue

New York, New York 10019

Morgan Stanley & Co. Incorporated

1585 Broadway-29th Floor

New York, New York 10036

Wachovia Capital Markets, LLC

301 S. College Street

Charlotte, NC 28288

Dear Sirs:

Allied Irish Banks, p.l.c., a company incorporated in Ireland (the “Company”), confirms its agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and the other agents named above (each, an “Agent”, and collectively, the “Agents”) with respect to the issue and sale by the Company of its Medium-Term Notes Due Nine Months or More From Date of Issue (the “Notes”). As of the date hereof, the Company has authorized the issuance and sale of up to U.S. $15,000,000,000 aggregate initial offering price of Notes to or through the Agents pursuant to the terms of this Agreement. It is understood, however, that the Company may from time to time authorize the issuance of additional Notes and that such additional Notes may be sold to or through the Agents pursuant to the terms of this Agreement, all as though the issuance of such Notes were authorized as of the date hereof.

The Notes may be issued as a series of senior indebtedness (the “Senior Notes”), as a series of dated subordinated indebtedness (the “Dated Subordinated Notes”) or as a series of undated subordinated indebtedness (the “Undated Subordinated Notes” and, together with the Dated Subordinated Notes, the “Subordinated Notes”) of the Company. The Senior Notes will be issued pursuant to the provisions of an indenture dated as of June 2, 2008, between the Company and The Bank of New York, as trustee (the “Trustee”) (as may be supplemented or amended from time to time, the “Senior Debt Indenture”). The Dated Subordinated Notes will be issued pursuant to the provisions of an indenture dated as of June 2, 2008, between the Company and the Trustee (as may be supplemented or amended from time to time, the “Dated Subordinated Debt Indenture”). The Undated Subordinated Notes will be issued pursuant to the provisions of an indenture dated as of June 2, 2008, between the Company and the Trustee (as may be supplemented or amended from time to time, the “Undated Subordinated Debt Indenture”). The Senior Debt Indenture, the Dated Subordinated Debt Indenture and the Undated Subordinated Debt Indenture are each sometimes hereinafter referred to individually as an “Indenture” and collectively as the “Indentures”.

The Notes will have the maturities, interest rates, redemption provisions, if any, and other terms as set forth in the Prospectus (as defined below) and any applicable pricing supplement and Final Pricing Term Sheet (as defined in Section 4(b) hereof), if any. If any Notes are to be listed on the Irish Stock Exchange or any other securities or stock exchange (a “Stock Exchange”), such terms will also be set forth in an Offering Circular/Prospectus (the “Non-U.S. Prospectus”) prepared in accordance with (or pursuant to available exemptions from) the EU Prospectus Directive (the “Prospectus Directive”) and/or applicable law.

The Prospectus Directive and/or applicable law may, in addition to the Non-US Prospectus, require the preparation of final terms (the “Final Terms Document”), which may differ from the pricing supplement otherwise prepared in connection with the sale of the Notes. References in this Agreement to the “General Disclosure Package” shall refer to and include such Non-US Prospectus, as it may be supplemented at that time, any related Final Terms Document and such other documents as may be incorporated by reference therein.

This Agreement provides both for the sale of Notes by the Company to one or more Agents as principal for resale to investors and other purchasers and for the sale of Notes by the Company directly to investors (as may from time to time be agreed to by the Company and the applicable Agent), in which case the applicable Agent will act as an agent of the Company in soliciting offers for the purchase of Notes.

The Company has filed with the Securities and Exchange Commission (the “Commission”) an automatic shelf registration statement on Form F-3 (No. 333-151361) which provides for the registration of the Notes, under the Securities Act of 1933, as amended (the “1933 Act”), and the offering thereof from time to time in accordance with Rule 415 of the rules and regulations of the Commission under the 1933 Act (the “1933 Act Regulations”), and the Company has filed such post-effective amendments thereto as may be required prior to any acceptance by the Company of an offer for the purchase of Notes. Such registration statement became effective upon filing pursuant to Rule 462(e) of the 1933 Act Regulations (as so amended, if applicable) and each Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended (the “1939 Act”). Such registration statement (as so amended, if applicable) is referred to herein as the “Registration Statement”; and the final prospectus and all applicable amendments or supplements thereto (including the prospectus supplement relating to the Notes and any pricing supplement relating to the offering of Notes), in the form first furnished to the applicable Agent(s) for use in connection with the offering of the Notes, is herein called the “Prospectus;” provided, however, that all references to the “Registration Statement” and the “Prospectus” shall also be deemed to include all documents incorporated therein by reference pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), prior to any acceptance by the Company of an offer for the purchase of Notes. A preliminary prospectus shall be deemed to refer to any prospectus, any prospectus supplement and/or pricing supplement used before the acceptance by the Company of an offer for the purchase of Notes which omitted information to be included upon pricing in a form of prospectus filed with the Commission pursuant to Rule 424(b) of the 1933 Act Regulations. For purposes of this Agreement, all references to the Registration Statement, Prospectus or preliminary prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

All references in this Agreement to financial statements and schedules and other information which is “disclosed”, “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, Prospectus or preliminary prospectus shall be deemed to include all such financial statements and schedules and other information which are incorporated by reference in or otherwise deemed by the 1933 Act Regulations to be a part of or included in the Registration Statement, Prospectus or preliminary prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, Prospectus or preliminary prospectus shall be deemed to include the filing of any document under the 1934 Act which is incorporated by reference in or otherwise deemed by the 1933 Act Regulations to be a part of or included in the Registration Statement, Prospectus or preliminary prospectus, as the case may be.

SECTION 1. Appointment as Agent.

(a) Appointment. Subject to the terms and conditions stated herein, and subject to the reservation by the Company of the right to sell Notes directly on its own behalf, the Company hereby appoints each of the Agents as an agent of the Company for purpose of soliciting or receiving offers to purchase the Notes from the Company by others. The Company may from time to time offer Notes for sale otherwise than through an Agent, provided, however, that so long as this Agreement shall be in effect the Company shall not solicit or accept offers to purchase Notes through any agent(s) without such agent having agreed to offer and sell such Notes in accordance with, and otherwise having agreed to be bound by, the terms and conditions of the Agreement or a separate agreement, the terms of which are no more favorable to such agent(s) than those set forth in this Agreement. The Company shall notify the Agents promptly upon the appointment of additional agents under this Agreement.

(b) Sale of Notes. The Company shall not sell or approve the solicitation of offers for the purchase of Notes in excess of the amount which shall be authorized by the Company from time to time. The Agents shall have no responsibility for maintaining records with respect to the aggregate initial offering price of Notes sold, or of otherwise monitoring the availability of Notes for sale, under the Registration Statement.

(c) Purchases as Principal. The Agents shall not have any obligation to purchase Notes from the Company as principal. However, absent an agreement between an Agent and the Company that such Agent shall be acting solely as an agent for the Company, such Agent shall be deemed to be acting as principal in connection with any offering of Notes by the Company through such Agent. Accordingly, the Agents, individually or in a syndicate, may agree from time to time to purchase Notes from the Company as principal for resale to investors and other purchasers determined by such Agents. Any purchase of Notes from the Company by an Agent as principal shall be made in accordance with Section 3(a) hereof.

(d) Solicitations as Agent. If agreed upon between an Agent and the Company, such Agent, acting solely as an agent for the Company and not as principal, will solicit offers for the purchase of Notes. Such Agent will communicate to the Company, orally, each offer for the purchase of Notes solicited by it on an agency basis other than those offers rejected by such Agent. Such Agent shall have the right, in its discretion reasonably exercised, to reject any offer for the purchase of Notes, in whole or in part, and any such rejection shall not be deemed a breach of its agreement contained herein. The Company may accept or reject any offer for the purchase of Notes, in whole or in part. Such Agent shall make reasonable efforts to assist the Company in obtaining performance by each purchaser whose offer for the purchase of Notes has been solicited by it on an agency basis and accepted by the Company. In the event that any such purchase is not consummated for any reason, such Agent shall not have any liability to the Company and no commission shall be payable to such Agent. If the Company shall default on its obligation to deliver Notes to a purchaser whose offer has been solicited by such Agent on an agency basis and accepted by the Company, the Company shall (i) hold such Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (ii) pay to such Agent any commission to which it would otherwise be entitled absent such default.

(e) Reliance. The Company and the Agents agree that any Notes purchased from the Company by one or more Agents as principal shall be purchased, and any Notes the placement of which an Agent arranges as an agent of the Company shall be placed by such Agent, in reliance on the representations, warranties, covenants and agreements of the Company contained herein and on the terms and conditions and in the manner provided herein.

SECTION 2. Representations and Warranties.

(a) The Company represents and warrants to each Agent as of the date hereof, as of the time of each acceptance by the Company of an offer for the purchase of Notes (whether to such Agent as principal or through such Agent as agent) (each such time being an “Applicable Time”), as of the date of each delivery of Notes (whether to such Agent as principal or through such Agent as agent) (the date of each such delivery to such Agent as principal is referred to herein as a “Settlement Date”), and as of any time that the Registration Statement or the Prospectus shall be amended or supplemented (each of the times referenced above is referred to herein as a “Representation Date”), as follows:

(i) Due Incorporation and Due Qualification of the Company. The Company has been duly organized and is validly existing as a public company with limited liability and is licensed as a bank under the laws of Ireland with full power and authority (corporate, governmental and regulatory) to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package (as defined below) and the Prospectus and to enter into this Agreement and consummate the transactions contemplated in the General Disclosure Package and the Prospectus; the Company is authorized and/or qualified to transact business in each jurisdiction in which such authorization and/or qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so authorized or qualified would not result in a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise (a “Material Adverse Effect”); all of the issued and outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and non-assessable.

(ii) Due Incorporation and Due Qualification of Significant Subsidiaries. Each significant subsidiary (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act), if any (each, a “Significant Subsidiary”) has been duly organized and is validly existing as a corporation under the laws of the jurisdiction of its incorporation, has full power and authority (corporate, governmental and regulatory) to own, lease and operate its properties and conduct its business as described in the General Disclosure Package and the Prospectus, except where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; except as stated in the General Disclosure Package and the Prospectus, all of the issued and outstanding shares of capital stock of each Significant Subsidiary has been duly authorized and is validly issued, fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

(iii) Status as a Well-Known Seasoned Issuer. (A) At the time of filing the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) of the 1933 Act Regulations) made any offer relating to the Notes in reliance on the exemption of Rule 163 of the 1933 Act Regulations and (D) at the date hereof, the Company was and is a “well-known seasoned issuer”, as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”), including not having been and not being an “ineligible issuer” as defined in Rule 405; the Registration Statement is an “automatic shelf registration statement,” as defined in Rule 405, and the Notes, since their registration on the Registration Statement, have been and remain eligible for registration by the Company on a Rule 405 “automatic shelf registration statement”; and the Company has not received from the Commission any notice pursuant to Rule 401(g)(2) of the 1933 Act Regulations objecting to the use of the automatic shelf registration statement form.

(iv) Registration Statement, Prospectus and Disclosure at Time of Sale. The Registration Statement became effective upon filing under Rule 462(e) of the 1933 Act Regulations (“Rule 462(e)”) on June 2, 2008 and any post-effective amendment thereto also became effective upon filing under Rule 462(e). No stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with; the Indenture has been duly qualified under the 1939 Act; at the respective times that the Registration Statement and each amendment thereto (including the filing of the Company’s most recent Annual Report on Form 20-F with the Commission (the “Annual Report on Form 20-F”)) became effective, at each deemed effective date with respect to the Agents pursuant to Rule 430B(f)(2) of the 1933 Act Regulations and at each Representation Date, the Registration Statement and any amendments thereto complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and the 1939 Act and the rules and regulations of the Commission under the 1939 Act (the “1939 Act Regulations”) and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the Prospectus and each preliminary prospectus and prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, complied when so filed in all material respects with the 1933 Act Regulations; each preliminary prospectus and the Prospectus delivered to the applicable Agent(s) for use in connection with the offering of Notes are identical to any electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T; and at the date hereof, at the date of the Prospectus and at each Representation Date, neither the Prospectus nor any amendment or supplement thereto included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As of the Applicable Time with respect to the offering of any applicable tranche of Notes, neither (x) the Issuer General Use Free Writing Prospectus(es) (as defined below) issued at or prior to the Applicable Time, the Prospectus made available by the Company for use by the applicable Agent(s) as of the Applicable Time and any applicable Final Pricing Term Sheet (as defined in Section 4(b) hereof), if any, relating to the offering of the Notes, all considered together (collectively, the “General Disclosure Package”), nor (y) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), relating to the Notes that (i) is required to be filed with the Commission by the Company, (ii) is a “road show” that constitutes a written communication within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Notes or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Notes or until any earlier date that the Company notified or notifies the Agents as described in Section 3(f), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by any Agent expressly for use therein.

(v) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations or the 1934 Act and the rules and regulations of the Commission under the 1934 Act (the “1934 Act Regulations”).

(vi) Independent Accountants. The accountants who certified the financial statements and any supporting schedules thereto included in the Registration Statement and the Prospectus are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

(vii) Financial Statements. The consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the General Disclosure Package and the

Prospectus, together with the related schedules and notes, as well as those financial statements, schedules and notes of any other entity included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, present fairly the consolidated financial position of the Company and its subsidiaries, or such other entity, as the case may be, at the dates indicated and the consolidated statement of operations, stockholders’ equity and cash flows of the Company and its subsidiaries, or such other entity, as the case may be, for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and subsequently adopted by the European Union (“IFRS”) and with those parts of the Irish Companies Act, 1963-2006 applicable to companies reporting under IFRS, applied on a consistent basis throughout the periods involved, except as otherwise permitted by the Commission and described therein; the supporting schedules, if any, present fairly in accordance with IFRS the information required to be stated therein; the selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement, the General Disclosure Package and the Prospectus, except as otherwise stated therein; and pro forma consolidated financial statements of the Company and its subsidiaries are not required under the 1933 Act Regulations to be included in the Registration Statement, the General Disclosure Package or the Prospectus or, if so required, such pro forma consolidated financial statements present fairly the information shown therein, have been prepared in accordance with the Commission’s rules and guidelines with respect to pro forma financial statements and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G under the 1934 Act and Item 10 of Regulation S-K of the 1933 Act Regulations, to the extent applicable and in all material respects.

(viii) No Material Changes. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, except as otherwise stated therein there has been no event or occurrence that results or would result in a Material Adverse Effect.

(ix) Authorization, etc. of this Agreement, the Indentures and the Notes. This Agreement has been duly authorized, executed and delivered by the Company; each Indenture has been duly authorized, executed and delivered by the Company and will be a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, examinership or other similar laws affecting the enforcement of creditors’ rights generally, (2) general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or at law), (3) requirements that a claim with respect to any debt securities issued under the Indentures that are payable in a foreign or composite currency (or a foreign or composite currency judgment in respect of such claim) be converted into U.S. dollars at a rate of exchange prevailing on a date determined pursuant to applicable law or (4) governmental authority to limit, delay or prohibit the making of payments outside the United States; the Notes have been duly authorized by the Company for offer, sale, issuance and delivery pursuant to this Agreement and, when issued, authenticated and delivered in the manner provided for in the Indentures and delivered against payment of the consideration therefor, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, examinership or other similar laws affecting the enforcement of creditors’ rights generally, (2) general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or at law), (3) requirements that a claim with respect to any Notes payable in a foreign or composite currency (or a foreign or composite currency judgment in respect of such claim) be converted into U.S. dollars at a rate or exchange prevailing on a date determined pursuant to applicable law or (4) governmental authority to limit, delay or prohibit the making of payments outside the United States; the Notes will be substantially in a form previously certified to the Agents and contemplated by the Indentures; and each holder of Notes will be entitled to the benefits of the Indentures.

(x) Descriptions of the Indentures and the Notes. Each Indenture and the Notes conform and will conform in all material respects to the statements relating thereto contained in the Prospectus and are substantially in the form filed or incorporated by reference, as the case may be, as an exhibit to the Registration Statement.

(xi) Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the Prospectus or the documents incorporated by reference therein or to be filed as exhibits thereto which have not been so described and filed as required.

(xii) Absence of Defaults and Conflicts. Neither the Company nor any of its subsidiaries (i) is in violation of the provisions of its charter or by-laws or (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or any of its subsidiaries is subject (collectively, “Agreements and Instruments”), except in the case of this clause (ii) for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, the Indentures, the Notes and any other agreement or instrument entered into or issued or to be entered into or issued by the Company in connection with the transactions contemplated by the Prospectus, the consummation of the transactions contemplated in the Prospectus (including the issuance and sale of the Notes and the use of proceeds therefrom as described in the Prospectus) and the compliance by the Company with its obligations hereunder and under the Indentures and do not and will not (except, in each case, as will not cause a Material Adverse Effect or affect to any material extent the rights of the Agents or the holders of any Notes) whether with or without the giving of notice or the passage of time or both, conflict with or constitute a breach of, or default or event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries (a “Repayment Event”) under, or result in the creation or imposition of any lien, charge or encumbrance upon any assets, properties or operations of the Company or any of its subsidiaries pursuant to, any Agreements and Instruments, nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any of its subsidiaries except, in each case, as will not constitute a Material Adverse Effect, or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their assets, properties or operations.

(xiii) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body now pending, or to the knowledge of the Company threatened, against or affecting the Company or any of its subsidiaries which is required to be disclosed in the Registration Statement, the General Disclosure Package and the Prospectus (other than as stated therein), or which, considered individually and in the aggregate, may reasonably be expected to result in a Material Adverse Effect.

(xiv) Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate regulatory agencies or bodies (including, without limitation, the Irish Financial Services Regulatory Authority (the “Financial Regulator”) as a constituent part of the Central Bank and

Financial Services Authority of Ireland (“CBOI”)) necessary to conduct the business now operated by them; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not result in a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xv) No Filings, Regulatory Approvals etc. No filing with, or approval, authorization, consent, license, registration, qualification, order or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations under this Agreement, the Indentures and the Notes or in connection with the transactions contemplated in the Prospectus, except such as have been previously obtained or rendered, as the case may be, and except further that the terms pertaining to the Subordinated Notes may require prior approval from the Financial Regulator and Notes listed on a stock exchange will be subject to, among other things, the requirements of the Prospectus Directive.

(xvi) Investment Company Act. The Company is not, and upon the issuance and sale of the Notes as herein contemplated and the application of the net proceeds therefrom as described in the General Disclosure Package and the Prospectus will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the (“1940 Act”).

(xvii) Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management’s general or specific authorization; (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (3) access to assets is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Prospectus and the General Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (I) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (II) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(xviii) Submission to Jurisdiction. The Company has the power to submit and, pursuant to this Agreement, the Notes, and the Indentures, has legally, validly, effectively and irrevocably submitted under the laws of the State of New York to the non-exclusive personal jurisdiction of any federal or state court in the Borough of Manhattan, The City of New York in any suit, action or proceeding against them arising out of or related to this Agreement, the Notes, and the Indentures, or with respect to its obligations, liabilities or any other matter arising out of or in connection with the issuance of the Notes and, to the extent not prohibited by law, has validly and irrevocably waived any objection to the venue of a proceeding in any such court; the consent and submission by the Company to the jurisdiction of any federal or state court in the Borough of Manhattan, The City of New York to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of, or in connection with, this Agreement, the Notes, and the Indentures, as applicable, is valid under the laws of the State of New York and Ireland and any political subdivision of any of them and will be recognized and given effect by any federal or state court in the Borough of Manhattan, The City of New York and the courts of Ireland; and the Company has the power to designate, appoint and empower and pursuant to Section 18 of this Agreement and the relevant provisions of the other agreements and instruments to which it is a party, has legally, validly, and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement, the Notes, the Indentures and any applicable terms agreement in any federal or state court in the Borough of Manhattan, The City of New York.

(xix) Choice of Law. The choice of the laws of the State of New York, as the governing law of this Agreement, the Notes (except for the provisions thereof governed by Irish law), and each Indenture (except for the provisions thereof governed by Irish law), is in each case a valid choice of law under the laws of Ireland and the State of New York, as applicable, and any political subdivision of any of them and will be recognized and given effect by the Irish courts and the federal and state courts in the Borough of Manhattan, The City of New York.

(xx) Money Laundering Laws. The operations of the Company and its subsidiaries are conducted in compliance with applicable financial recordkeeping and reporting requirements and applicable money laundering statutes and the rules and regulations promulgated thereunder and any applicable related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency in the jurisdictions in which the Company and its subsidiaries operate (collectively, the “Money Laundering Laws”), except to the extent that any non-compliance with such Money Laundering Laws would not have a Material Adverse Effect; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to any Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xxi) OFAC. Neither the Company nor any of its subsidiaries is subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not knowingly directly or indirectly use the proceeds of any offering of Notes, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxii) Pending Proceedings and Examinations. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the 1933 Act, and the Company is not the subject of a pending proceeding under Section 8A of the 1933 Act in connection with the offering of the Notes.

(xxiii) Withholding Taxes. Payments of principal in respect of the Notes will not be subject to Irish withholding taxes. Except as provided in the General Disclosure Package, the Prospectus, an applicable Final Pricing Term Sheet, if any, or an applicable pricing supplement, payments of interest in respect of the Notes will not be subject to Irish withholding taxes.

(b) Additional Certifications. Any certificate signed by any officer of the Company or any of its subsidiaries pursuant to this Agreement and delivered to one or more Agents or to counsel for the Agents in connection with an offering of Notes to one or more Agents as principal or through an Agent as agent shall be deemed a representation and warranty by the Company to such Agent or Agents as to the matters covered thereby on the date of such certificate and, unless subsequently amended or supplemented, at each Representation Date subsequent thereto.

SECTION 3. Purchases as Principal; Solicitations as Agent.

(a) Purchases as Principal. Notes purchased from the Company by the Agents, individually or in a syndicate, as principal shall be made in accordance with terms agreed upon between such Agent or Agents and the Company (which terms, unless otherwise agreed, shall, to the extent applicable, include those terms specified in

Exhibit A hereto and shall be agreed upon orally, with written confirmation prepared by such Agent or Agents and provided to the Company). An Agent’s commitment to purchase Notes as principal shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. Unless the context otherwise requires, references herein to “this Agreement” shall include the applicable agreement of one or more Agents to purchase Notes from the Company as principal. Each purchase of Notes shall be at a discount from the principal amount of each such Note equivalent to a commission agreed upon at the time with the relevant Agents. The Agents may engage the services of any broker or dealer in connection with the resale of the Notes purchased by them as principal and may allow all or any portion of the discount received from the Company in connection with such purchases to such brokers or dealers. Prior to the time of each purchase of Notes from the Company by one or more Agents as principal, such Agent or Agents and the Company shall agree the requirements for the officers’ certificate, opinion of counsel and comfort letter pursuant to Sections 7(b), 7(c) and 7(d) hereof.

If the Company and two or more Agents enter into an agreement pursuant to which such Agents agree to purchase Notes from the Company as principal and one or more of such Agents shall fail at the Settlement Date to purchase the Notes which it or they are obligated to purchase (the “Defaulted Notes”), then the nondefaulting Agents shall have the right, within 24 hours thereafter, to make arrangements for one of them or one or more other Agents or underwriters to purchase all, but not less than all, of the Defaulted Notes in such amounts as may be agreed upon and upon the terms herein set forth; provided, however, that if such arrangements shall not have been completed within such 24-hour period, then:

(a) if the aggregate principal amount of Defaulted Notes does not exceed 10% of the aggregate principal amount of Notes to be so purchased by all of such Agents on the Settlement Date, the nondefaulting Agents shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective initial underwriting obligations bear to the underwriting obligations of all nondefaulting Agents; or

(b) if the aggregate principal amount of Defaulted Notes exceeds 10% of the aggregate principal amount of Notes to be so purchased by all of such Agents on the Settlement Date, such agreement shall terminate without liability on the part of any nondefaulting Agent.

No action taken pursuant to this paragraph shall relieve any defaulting Agent from liability in respect of its default. In the event of any such default which does not result in a termination of such agreement, either the nondefaulting Agents or the Company shall have the right to postpone the Settlement Date for a period not exceeding seven days in order to effect any required changes in the Registration Statement or the Prospectus or in any other documents or arrangements.

(b) Solicitations as Agent. On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, when agreed by the Company and an Agent, such Agent, as an agent of the Company, will use its reasonable efforts to solicit offers for the purchase of Notes upon the terms set forth in the Prospectus. The Agents are not authorized to appoint sub-agents with respect to Notes sold through them as agent. All Notes sold through an Agent as agent will be sold at 100% of their principal amount unless otherwise agreed upon between the Company and such Agent.

The Company reserves the right, in its sole discretion, to suspend solicitation of offers for the purchase of Notes through an Agent, as an agent of the Company, commencing at any time for any period of time or permanently. Promptly after receipt of instructions from the Company, such Agent will suspend solicitation of offers for the purchase of Notes from the Company until such time as the Company has advised such Agent that such solicitation may be resumed. While such solicitation is suspended, unless otherwise agreed in connection with any sale agreed prior to such suspension, the Company shall not be required to deliver any certificates, opinions or letters in accordance with Section 7(b), 7(c) and 7(d); provided, however, that if the Registration Statement, the Prospectus or the General Disclosure Package, as the case may be, are amended or supplemented during the period of suspension (other than by an amendment or supplement providing solely for a change in the interest rates, redemption provisions, amortization schedules or maturities offered on the Notes or a change the relevant Agent(s) deems to be immaterial), the Agents shall not be required to resume soliciting offers to purchase Notes until the Company has delivered such certificates, opinions and letters as the Agents may request.

Unless otherwise agreed between them at the time, the Company agrees to pay each Agent a commission, in the form of a discount, equal to the applicable percentage of the principal amount of each Note sold by the Company as a result of a solicitation made by such Agent, as an agent of the Company, as agreed upon at the time with such Agent.

(c) Administrative Procedures. The purchase price, interest rate or formula, maturity date and other terms of the Notes specified in Exhibit A hereto (as applicable) shall be agreed upon between the Company and the applicable Agent(s) and specified in a pricing supplement to the Prospectus (each, a “Pricing Supplement”) to be prepared by the Company in connection with each sale of Notes. Except as otherwise specified in the applicable Pricing Supplement, the Notes will be issued in denominations of U.S. $750,000 and any integral multiples of $1,000 in excess thereof. Administrative procedures with respect to the issuance and sale of the Notes (the “Procedures”) shall be agreed upon from time to time among the Company, the Agents and the Trustee. The Agents and the Company agree to perform their respective duties and obligations specifically provided to be performed by them in the Procedures.

(d) Issuer Free Writing Prospectuses.

(i) In connection the Agents’ actions hereunder, each Agent represents and agrees, severally and not jointly, that it will furnish the Company with each proposed Issuer Free Writing Prospectus prepared by such Agent, other than a free writing prospectus including information set forth in a Final Pricing Term Sheet filed pursuant to Rule 433(d) of the rules and regulations under the 1933 Act, that (i) is required to be so filed with the Commission pursuant to Rule 433(d) of the rules and regulations under the 1933 Act or (ii) is prepared by such Agent or on the Agent’s behalf and is or will be a part of the General Disclosure Package before its first use. Any such free writing prospectus consented to by the Company and the Agent(s) is hereinafter referred to as a “Permitted Free Writing Prospectus.”, it being understood that no such requirement shall apply in respect of (i) any Issuer General Use Free Writing Prospectus and (ii) any routine Bloomberg and/or similar communications relating to any such offer or sale of Notes to the extent that such communication (a) contains information limited to that specified in Rule 433(d)(4), (b) conveys only the final terms of the Notes or (c) as otherwise agreed with the Company. Subject to the foregoing, each Agent further represents and agrees that it will not distribute any free writing prospectus used or referred to by the Agents in a manner reasonably designed to lead to its broad unrestricted dissemination; provided, that such covenant and agreement shall not apply to any such free writing prospectus forming part of the General Disclosure Package or any such free writing prospectus approved by the Company for broad unrestricted dissemination. Each Agent covenants and agrees, severally and not jointly, to use any free writing prospectus prepared by an Agent or on behalf of an Agent only if such free writing prospectus complies with the requirements of the 1933 Act and the rules and regulations of the Commission under the 1933 Act and that each such free writing prospectus, as amended or supplemented, shall not conflict with the Registration Statement, as then amended, if applicable.

(ii) The Company represents and agrees that, unless it obtains the prior consent of the relevant Agents, it has not made and will not make any offer relating to the Notes that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission; provided, however, that prior to the preparation of any Final Pricing Term Sheet in accordance with Section 4(b), the Agents are authorized to use the information with respect to the final terms of the applicable Notes in communications conveying information relating to the applicable offering of Notes to investors. The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping; provided, however, that any such treatment shall not convert a Permitted Free Writing Prospectus that would not otherwise constitute an Issuer Free Writing Prospectus into an Issuer Free Writing Prospectus solely due to such treatment. Any Permitted Free Writing Prospectus shall be considered to be an Issuer General Use Free Writing Prospectus unless otherwise agreed to by the Issuer and the Agent(s).

SECTION 4. Covenants of the Company.

The Company covenants and agrees with each Agent as follows:

(a) Notice of Certain Events; Payment of Filing Fees. The Company will promptly notify the Agents, and, if so requested by an Agent, confirm such notice in writing, of (i) the effectiveness of any post-effective amendment to the Registration Statement or any new registration statement relating to the Notes or the filing of any amendment or supplement to the Prospectus (other than any amendment or supplement thereto providing solely for the determination of the variable terms of the Notes or relating solely to the offering of securities other than the Notes), (ii) the receipt of any comments from the Commission, (iii) any request by the Commission for any amendment to the Registration Statement or the filing of any new registration statement or any amendment or supplement to the Prospectus or any document incorporated by reference therein or otherwise deemed to be a part thereof or for additional information, (iv) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or such new registration statement, or of any order preventing or suspending the use of any preliminary prospectus, or of the initiation of any proceedings for that purpose or of any examination pursuant to 8(e) of the 1933 Act concerning the Registration Statement, (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Notes or (vi) any change in the rating assigned by any nationally recognized statistical rating organization to the Program or any debt securities (including the Notes) of the Company, or the public announcement by any nationally recognized statistical rating organization that it has under surveillance or review, with possible negative implications, its rating of the Program or any such debt securities, or the withdrawal by any nationally recognized statistical rating organization of its rating of the Program or any such debt securities. The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus (including, without limitation, any pricing supplement) transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus (including, without limitation, any pricing supplement). The Company will use reasonable efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment. The Company shall pay the required Commission filing fees relating to the Notes within the time required by Rule 456(b)(1) (i) of the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the 1933 Act Regulations (including, if applicable, by updating the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b)).

(b) Filing or Use of Amendments and Exchange Act Documents. The Company will give the Agents advance notice of its intention to file or prepare any amendment to the Registration Statement or any new registration statement relating to the Notes or any amendment or supplement to any preliminary prospectus (including any prospectus included in the Registration Statement or amendment thereto at the time it became effective) or to the Prospectus (other than an amendment or supplement thereto providing solely for the determination of the variable terms of the Notes or relating solely to the offering of securities other than the Notes), whether pursuant to the 1933 Act, the 1934 Act or otherwise, and the Company will furnish to the Agents copies of any such document a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file any such document to which the Agents or counsel for the Agents shall object. The Company will give the Agent(s) notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations within 48 hours prior to the Applicable Time; the Company will give the Agent(s) notice of its intention to make any such filing from the Applicable Time to the Settlement Time and will furnish the Agent(s) with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Agent(s) or counsel for the Agents shall object. Unless otherwise notified by the applicable Agent(s), the Company will prepare a final pricing term sheet (the “Final Pricing Term Sheet”) reflecting the final terms of an offering of Notes, in form and substance satisfactory to the applicable Agent(s), and shall file such Final Pricing Term Sheet as an “issuer free writing prospectus” pursuant to Rule 433 prior to the close of business within two days following the date such final terms are established.

(c) Delivery of the Registration Statement. The Company has furnished to each Agent and to counsel for the Agents, without charge, copies of the Registration Statement and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein or otherwise deemed to be a part thereof) and copies of all consents and certificates of experts.

(d) Delivery of the Prospectus. The Company will deliver to each Agent, without charge, as many copies of each preliminary prospectus as such Agent may reasonably request, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Agent, without charge, such number of copies of the Prospectus (as amended or supplemented) as such Agent may reasonably request.

(e) Preparation of Pricing Supplements; Filing; Payment of Fees. The Company will prepare, with respect to any Notes to be sold to or through one or more Agents pursuant to this Agreement, a Pricing Supplement with respect to such Notes in a form previously approved by the Agents. The Company will deliver such Pricing Supplement on the business day following the date of the Company’s acceptance of the offer for the purchase of such Notes and will file the Prospectus, including such Pricing Supplement, pursuant to Rule 424(b) in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)). The Company shall pay the required Commission filing fees relating to the Notes within the time required by Rule 456(b)(1) (i) of the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the 1933 Act Regulations and, if applicable, shall have updated the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b).

(f) Revisions of Prospectus — Material Changes. Except as otherwise provided in subsection (m) of this Section 4, if at any time during the term of this Agreement any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Agents or counsel for the Company, to amend the Registration Statement in order that the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or to amend or supplement the Prospectus in order that the Prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, or if it shall be necessary, in the opinion of either such counsel, to amend the Registration Statement or to file a new registration statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company shall give immediate notice, confirmed in writing, to the Agents to cease the solicitation of offers for the purchase of Notes in their capacity as agents and to cease sales of any Notes they may then own as principal, and, in the case where the Agents may then own Notes or principal, the Company will promptly prepare and file with the Commission, subject to Section 4(b) hereof, an amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement and Prospectus comply with such requirements, the Company will use its best efforts to have such amendment or new registration statement declared effective as soon as practicable (if it is not an automatic shelf registration statement with respect to the Notes) and the Company will furnish to the Agents, without charge, such number of copies of such amendment, supplement or new registration statement as the Agents may reasonably request. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement (or any other registration statement relating to the Notes) or the Prospectus or any preliminary prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify the Agents and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. In addition, the Company will comply with the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of each offering of Notes.

(g) Prospectus Revisions — Periodic Financial Information. Except as otherwise provided in subsection (m) of this Section 4, promptly following the release to the general public of interim unaudited financial statements related to the Company with respect to the six months ended June 30 or other interim unaudited financial information deemed material by the Company, the Company shall inform the Agents in writing, including via email or other electronic means, of such release, and shall cause the Prospectus to be amended or supplemented to include financial information with respect thereto and corresponding information for the comparable period of the preceding fiscal year to the extent required so that the Prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, as well as such other information and explanations as shall be required by the 1933 Act or the 1933 Act Regulations.

(h) Prospectus Revisions — Audited Financial Information. Except as otherwise provided in subsection (m) of this Section 4, promptly following the release to the general public of financial information included in or derived from the audited consolidated financial statements of the Company for the preceding fiscal year, the Company shall inform the Agents in writing, including via email or other electronic means, of such release, and shall cause the Prospectus to be amended or supplemented to include such audited consolidated financial statements and the report or reports, and consent or consents to such inclusion, of the independent accountants with respect thereto to the extent required so that the Prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, as well as such other information and explanations as shall be required by the 1933 Act or the 1933 Act Regulations.

(i) Earnings Statements. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(j) Restriction on Offers and Sales of Securities. Unless otherwise agreed upon between one or more Agents acting as principal and the Company, between the date of the agreement by such Agent(s) to purchase the related Notes from the Company and the Settlement Date with respect thereto, the Company will not, without the prior written consent of such Agent(s), issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise dispose of, any debt securities of the Company (other than (i) the Notes that are to be sold pursuant to such agreement, (ii) commercial paper in the ordinary course of business, (iii) Notes previously agreed to be sold by the Company of which the relevant Agents have been notified or are otherwise aware or (iv) notes issued pursuant to the Company’s Euro Medium Term Note Programme or Covered Bond Programme).

(k) Use of Proceeds. The Company will use the net proceeds received by it from the issuance and sale of the Notes in the manner specified in the Prospectus.

(l) Notice of Ratings Change. Upon becoming aware of (i) any change in the rating assigned to the Program or the Notes by S&P or Moody’s or any successor nationally recognized statistical rating organization referred to below, (ii) the public announcement by S&P or Moody’s or any successor nationally recognized statistical rating organization that it has under surveillance or review its rating of the Program or the Notes or (iii) the withdrawal by S&P or Moody’s or any successor nationally recognized statistical rating organization of its rating of the Program or the Notes, the Company shall promptly inform the Agents thereof. Furthermore, in the event that S&P or Moody’s no longer rates the Program or the Notes for any reason, the Company agrees to use its reasonable efforts to substitute an additional nationally recognized statistical rating organization to rate the Program and the Notes and shall promptly inform the Agents of such rating. As of the date of this Agreement, the senior notes with a tenor of less than one year are rated “A-1” by Standard & Poor’s Ratings Service, the senior notes with a tenor of one year or more are rated Aa2 by Moody’s Investors Service, Inc. and “A+” by Standard & Poor’s Ratings Service, the dated subordinated notes are rated “Aa3” by Moody’s Investors Service, Inc. and “A” by Standard & Poor’s Ratings Service and the undated subordinated notes are rated “Aa3” by Moody’s Investors Service, Inc. and “A-” by Standard & Poor’s Ratings Service.

(m) Suspension of Certain Obligations. The Company shall not be required to comply with the provisions of subsections (f), (g) or (h) of this Section 4 during any period from the time (i) the Agents shall have suspended solicitation of offers for the purchase of Notes in their capacity as agents pursuant to a request from the Company and (ii) no Agent shall then hold any Notes purchased from the Company as principal, as the case may be, until the time the Company shall determine that solicitation of offers for the purchase of Notes should be resumed or an Agent shall subsequently purchase Notes from the Company as principal.

SECTION 5. Conditions of Agents’ Obligations.

The obligations of one or more Agents to purchase Notes from the Company as principal and to solicit offers for the purchase of Notes as an agent of the Company, and the obligations of any purchasers of Notes sold through an Agent as an agent of the Company, will be subject to the accuracy of the representations and warranties on the part of the Company herein contained or contained in any certificate of an officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance and observance by the Company of its covenants and other obligations hereunder, and to the following additional conditions precedent:

(a) Effectiveness of Registration Statement. The Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act and no proceedings for that purpose shall have been instituted or shall be pending or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Agents.

(b) Legal Opinions. On the date hereof, the Agents shall have received the following legal opinions, dated as of the date hereof and in form and substance satisfactory to the Agents:

(1) Opinions of Counsel for the Company. The opinions of Matheson Ormsby Prentice and Bryan C. Sheridan, Irish solicitors and Group Law Agent, respectively, of the Company and Sidley Austin LLP, United States counsel for the Company, to the effect set forth in Exhibit B hereto.

(2) Opinion of Counsel for the Agents. The opinion of Sullivan & Cromwell LLP, United States counsel for the Agents, with respect to such matters as the Agents shall reasonably request.

(c) Officer’s Certificate. On the date hereof, there shall not have been, since the respective dates as of which information is given in the Prospectus or the General Disclosure Package, any event or occurrence that results, or would result, in a Material Adverse Effect, and the Agents shall have received a certificate of a director and authorized officer dated as of the date hereof, to the effect that (i) there has been no such event or occurrence, (ii) the representations and warranties of the Company herein contained are true and correct with the same force and effect as though expressly made at and as of the date of such certificate, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the date of such certificate, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to the best of such officer’s knowledge, are threatened by the Commission.

(d) Comfort Letter of KPMG. On the date hereof, the Agents shall have received a letter from KPMG, dated as of the date hereof and in form and substance satisfactory to the Agents.

(e) Additional Documents. On the date hereof, counsel to the Agents shall have been furnished with such documents and opinions as such counsel may reasonably require for the purpose of enabling such counsel to pass upon the issuance and sale of Notes as herein contemplated and related proceedings, or in order to evidence the accuracy of any of the representations and warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of Notes as herein contemplated shall be satisfactory in form and substance to the Agents and to counsel to the Agents.

If any condition specified in this Section 5 shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the applicable Agent or Agents by notice to the Company at any time and any such termination shall be without liability of any party to any other party except as provided in Section 10 hereof and except that Sections 8, 9, 11, 14, 15, 16 and 17 hereof shall survive any such termination and remain in full force and effect.

SECTION 6. Delivery of and Payment for Notes Sold through an Agent as Agent.

Delivery of Notes sold through an Agent as an agent of the Company shall be made by the Company to such Agent for the account of any purchaser only against payment therefor in immediately available funds. In the event that a purchaser shall fail either to accept delivery of or to make payment for a Note on the date fixed for settlement, such Agent shall promptly notify the Company and deliver such Note to the Company and, if such Agent has theretofore paid the Company for such Note, the Company will promptly return such funds to such Agent. If such failure has occurred for any reason other than default by such Agent in the performance of its obligations hereunder, the Company will reimburse such Agent on an equitable basis for its loss of the use of the funds for the period such funds were credited to the Company’s account.

SECTION 7. Additional Covenants of the Company.

The Company further covenants and agrees with each Agent as follows:

(a) Reaffirmation of Representations and Warranties. Each acceptance by the Company of an offer for the purchase of Notes (whether to one or more Agents as principal or through an Agent as agent), and each delivery of Notes (whether to one or more Agents as principal or through an Agent as agent), shall be deemed to be an affirmation that the representations and warranties of the Company herein contained and contained in any certificate theretofore delivered to the Agents pursuant hereto are true and correct at the time of such acceptance or sale, as the case may be, and an undertaking that such representations and warranties will be true and correct at the time of delivery to such Agent(s) or to the purchaser or its agent, as the case may be, of the Notes relating to such acceptance or sale, as the case may be, as though made at and as of each such time (it being understood that such representations and warranties shall relate to the Registration Statement and Prospectus as amended and supplemented to each such time).

(b) Subsequent Delivery of Certificates. Each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented (other than by an amendment or supplement providing solely for the determination of the variable terms of the Notes or relating solely to the offering of securities other than the Notes) by post-effective amendment or in connection with the filing of the Company’s Annual Report on Form 20-F or (ii) (if required in connection with the purchase of Notes from the Company by one or more Agents as principal and agreed to by the Company) the Company sells Notes to one or more Agents as principal, the Company shall furnish or cause to be furnished to the Agent(s), forthwith a certificate dated the date of filing with the Commission or the date of effectiveness of such amendment or supplement, as applicable, or the date of such sale, as the case may be, in form satisfactory to the Agent(s) to the effect that the statements contained in the certificate referred to in Section 5(c) hereof which were last furnished to the Agents are true and correct at the time of the filing or effectiveness of such amendment or supplement, as applicable, or the time of such sale, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in Section 5(c) hereof, modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such certificate (it being understood that, in the case of clause (ii) above, any such certificate shall also include a certification that there has been no event or occurrence that results, or would result, in a Material Adverse Effect since the date of the agreement by such Agent(s) to purchase Notes from the Company as principal).

(c) Subsequent Delivery of Legal Opinions. Each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented (other than by an amendment or supplement providing solely for the determination of the variable terms of the Notes or relating solely to the offering of securities other than the Notes) by post-effective amendment or in connection with the filing of the Company’s Annual Report on Form 20-F, or (ii) (if required in connection with the purchase of Notes from the Company by one or more Agents as principal and agreed to by the Company) the Company sells Notes to one or more Agents as principal, the Company shall furnish or cause to be furnished forthwith to the Agent(s) and to counsel to the Agents the written opinions of Matheson Ormsby Prentice, Bryan C. Sheridan and Sidley Austin LLP, or other counsel satisfactory to the Agent(s), dated the date of filing with the Commission or the date of effectiveness of such amendment or supplement, as applicable, or the date of such sale, as the case may be, in form and substance satisfactory to the Agent(s), of the same tenor as the opinions referred to in Section 5(b)(1) hereof, but modified, as necessary, to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinions or, in lieu of such opinions, counsel last furnishing such opinions to the Agents shall furnish the Agent(s) with letters substantially to the effect that the Agent(s) may rely on such last opinions to the same extent as though they were dated the date of such letters authorizing reliance (except that statements in such last opinions shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such letters authorizing reliance).

(d) Subsequent Delivery of Comfort Letters. Each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented to include additional financial information (other than by an amendment or supplement relating solely to the issuance and/or offering of securities other than the Notes and agreed to by the Company) by post-effective amendment or in connection with the filing of the Company’s Annual Report on Form 20-F or (ii) (if required in connection with the purchase of Notes from the Company by one or more Agents as principal) the Company sells Notes to one or more Agents as principal, the Company shall cause KPMG forthwith to furnish to the Agent(s) a letter, dated the date of filing with the Commission or the date of effectiveness of such amendment or supplement, as applicable, or the date of such sale, as the case may be, in form satisfactory to the Agent(s), of the same tenor as the letter referred to in Section 5(d) hereof but modified to relate to the Registration Statement and Prospectus as amended and supplemented to the date of such letter.

SECTION 8. Indemnification.

(a) Indemnification of the Agents. The Company agrees to indemnify and hold harmless each Agent and each person, if any, who controls such Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of an untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, provided that (subject to Section 8(d) hereof) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by such Agent), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Agents expressly for use in the Registration Statement (or any amendment thereto), or any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto).

(b) Indemnification of Company, Directors and Officers. Each Agent severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 8(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by the Agents expressly for use therein.

(c) Actions Against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 8(a) hereof, counsel to the indemnified parties shall be selected by the applicable Agent(s) and, in the case of parties indemnified pursuant to Section 8(b) hereof, counsel to the indemnified shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 8 or 9 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 8(a)(ii) effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 45 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 9. Contribution. If the indemnification provided for in Section 8 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the applicable Agent(s), on the other hand, from the offering of the Notes that were the subject of the claim for indemnification or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the applicable Agent(s), on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the applicable Agent(s), on the other hand, in connection with the offering of the Notes that were the subject of the claim for indemnification shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Notes (before deducting expenses) received by the Company and the total discount or commission received by each applicable Agent, as the case may be, bears to the aggregate initial offering price of such Notes.

The relative fault of the Company, on the one hand, and the applicable Agent(s), on the other hand, shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the applicable Agent(s) and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the applicable Agent(s) were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any applicable untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 9, (i) no Agent shall be required to contribute any amount in excess of the amount by which the total price at which Notes that are the subject of the claim for indemnification that were offered and sold to the public through such Agent exceeds the amount of any damages which such Agent has otherwise been required to pay by reason of any applicable untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In addition, in connection with an offering of Notes purchased from the Company by two or more Agents as principal, the respective obligations of such Agents to contribute pursuant to this Section 9 are several, and not joint, in proportion to the aggregate principal amount of Notes that each such Agent has agreed to purchase from the Company.

For purposes of this Section 9, each person, if any, who controls an Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Agent, and each director of the Company, each officer of the Company and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

SECTION 10. Payment of Expenses.

Unless otherwise agreed with the relevant Agents in writing, the Company will pay all expenses incident to the performance of its obligations under this Agreement, including:

(a) The preparation, filing, printing and delivery of the Registration Statement as originally filed and all amendments thereto and any preliminary prospectus, any Permitted Free Writing Prospectus, the Prospectus and any amendments or supplements thereto and any costs associated with the electronic delivery of any of the foregoing by the Agent(s) to investors;

(b) The preparation of this Agreement and the Indentures;

(c) The preparation, printing and delivery of the Prospectus in such amounts as reasonably requested by the Agents;

(d) The preparation, issuance and delivery of the Notes, including any fees and expenses relating to the eligibility and issuance of Notes in book-entry form and the cost of obtaining CUSIP or other identification numbers for the Notes;

(e) The fees and disbursements of the Company’s accountants, counsel and other advisors or agents (including any calculation agent or exchange rate agent) and of the Trustee and its counsel;

(f) The reasonable fees and disbursements of counsel to the Agents incurred in connection with the establishment of the Program and as may be agreed upon from time to time among the Company and the relevant Agents in connection with the transactions contemplated hereby;

(g) The fees charged by nationally recognized statistical rating organizations for the rating of the Program and the Notes;

(h) The fees and expenses incurred in connection with any listing of Notes on a securities exchange;

(i) The filing fees incident to, and the reasonable fees and disbursements of counsel to the Agents in connection with, the review, if any, by the Financial Industry Regulatory Authority (“FINRA”); and

(j) If so agreed in writing, any advertising and other out-of-pocket expenses of the Agents incurred with the approval of the Company.

SECTION 11. Representations, Warranties and Agreements to Survive Delivery.

All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries delivered pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the Agents or any controlling person of an Agent, or by or on behalf of the Company, and shall survive each delivery of and payment for the Notes.

SECTION 12. Termination.

(a) Termination of this Agreement. This Agreement (excluding any agreement by one or more Agents to purchase Notes from the Company as principal) may be terminated for any reason, at any time by either the Company or an Agent, as to itself, upon the giving of 30 days’ prior written notice of such termination to the other party hereto.

(b) Termination of Agreement to Purchase Notes as Principal. The applicable Agent(s) may terminate any agreement by such Agent(s) to purchase Notes from the Company as principal, immediately upon notice to the Company, at any time at or prior to the Settlement Date relating thereto, if (i) there has been, since the date of such agreement or since the respective dates as of which information is given in the Prospectus (exclusive of any supplement thereto) or the General Disclosure Package, any event or occurrence that results, or would result, in a Material Adverse Effect, or (ii) there has occurred any material adverse change in the financial markets in the United States or, if such Notes are denominated and/or payable in, or indexed to, one or more foreign or composite currencies, in the international financial markets, or any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development or event involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of such Agent(s), impracticable or inadvisable to market such Notes or enforce contracts for the sale of such Notes, or (iii) trading in any securities of the Company has been suspended or limited by the Commission or a national securities exchange, or if trading generally on the New York Stock Exchange or the Irish Stock Exchange, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (iv) a banking moratorium has been declared by either Federal or New York authorities or by the relevant authorities in the country or countries of origin of any foreign or composite currency in which such Notes are denominated and/or payable, or (v) the rating assigned by any nationally recognized statistical rating organization to the Program or any debt securities (including the Notes) of the Company as of the date of such agreement shall have been lowered or withdrawn since that date or if any such rating organization shall have publicly announced that it has under surveillance or review its rating of the Program or any such debt securities, or (vi) there shall have come to the attention of such Agent(s) any facts that would cause such Agent(s) to believe that the Prospectus, at the time it was required to be delivered to a purchaser of such Notes, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time of such delivery, not misleading.

(c) General. In the event of any such termination, neither party will have any liability to the other party hereto, except that (i) the Agents shall be entitled to any commissions earned in accordance with the third paragraph of Section 3(b) hereof, (ii) if at the time of termination (a) any Agent shall own any Notes purchased by it from the Company as principal or (b) an offer to purchase any of the Notes has been accepted by the Company but the time of delivery to the purchaser or his agent of such Notes relating thereto has not occurred, the covenants set forth in Sections 4 and 7 hereof shall remain in effect until such Notes are so resold or delivered, as the case may be, and (iii) the covenant set forth in Section 4(i) hereof, the provisions of Section 10 hereof, the indemnity and contribution agreements set forth in Sections 8 and 9 hereof, and the provisions of Sections 11, 14, 15, 16 and 17 hereof shall remain in effect.

SECTION 13. Notices.

Unless otherwise provided herein, all notices required under the terms and provisions hereof shall be in writing, either delivered by hand, by mail or by telex, telecopier or telegram, and any such notice shall be effective when received at the address specified below.

If to the Company:

Allied Irish Banks, p.l.c.

Bankcentre

Ballsbridge

Dublin 4

Ireland

Attention: Company Secretary

Telecopy No.: +353 1 660 0311

If to the Agents:

Merrill Lynch, Pierce, Fenner & Smith

  Incorporated

4 World Financial Center

North Tower – 23rd Floor

New York, New York 10080

Attention: MTN Product Management

Telecopy No.: +1 212 449 2234

Barclays Capital Inc.

200 Park Avenue

New York, New York 10166

Attention: MTN Trading

Telecopy No.: +1 212 412 7305

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Attention: Transaction Execution Group

Telecopy No.: +1 212 816 1135

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Attention: Short and Medium Term Finance

Telecopy No.: +1 212 743 5825

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Attention: Debt Capital Markets

Telecopy No.: +1 212 797 2202

Greenwich Capital Markets, Inc.

600 Steamboat Road

Greenwich, Connecticut 06830

Attention: Debt Capital Markets Syndicate

Telecopy No.: +1 203 422 4534

HSBC Securities (USA) Inc.

452 Fifth Avenue, 3rd Floor

New York, New York 10018

Attention: Transaction Management Group - 3rd Floor

Telecopy No.: +1 212 525 0238

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

Attention: Investment Grade Syndicate Desk

Telecopy No.: +1 212 834 6081

Lehman Brothers Inc.

745 Seventh Avenue

New York, New York 10019

Attention: MTN/High Grade Fixed Income Syndicate

Telecopy No.: +1 646 834 8133

Morgan Stanley & Co. Incorporated

1585 Broadway- 29th Floor

New York, New York 10036

Attention: Investment Banking Division

Telecopy No.: +1 212 507 8999

Wachovia Capital Markets, LLC

301 S. College Street

Charlotte, NC 28288

Attention: Transaction Management Group

Telecopy No.: +1 704 383 9165

or at such other address as such party may designate from time to time by notice duly given in accordance with the terms of this Section 13.

SECTION 14. Parties.

This Agreement shall inure to the benefit of and be binding upon the Agents and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the parties hereto and their respective successors and the controlling persons, officers and directors referred to in Sections 8 and 9 hereof and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors, and said controlling persons, officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Notes shall be deemed to be a successor by reason merely of such purchase.

SECTION 15. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Notes pursuant to this Agreement, including the determination of the public offering price of the Notes and any related discounts and commissions, are arm’s-length commercial transactions between the Company, on the one hand, and the Agent(s), on the other hand, (ii) in connection with the offerings contemplated hereby and the process leading to such transaction each Agent is and has been acting solely as a principal and is not the agent (except to the extent expressly set forth herein) or fiduciary of the Company or its stockholders, creditors, employees or any other party, (iii) no Agent has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offerings contemplated hereby or the process leading thereto (irrespective of whether such Agent has advised or is currently advising the Company on other matters) and no Agent has any obligation to the Company with respect to any offering contemplated hereby except the obligations expressly set forth in this Agreement, (iv) the Agent(s) and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) no Agent has provided any legal, accounting, regulatory or tax advice with respect to the offerings contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 16. Integration. This Agreement supersedes all prior agreements and understanding (whether written or oral) between the Company and the Agent(s), or any of them, with respect to the subject matter hereof.

SECTION 17. GOVERNING LAW; FORUM.

THIS AGREEMENT AND ALL THE RIGHTS AND OBLIGATIONS OF THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. ANY SUIT, ACTION OR PROCEEDING BROUGHT BY THE COMPANY AGAINST ANY AGENT IN CONNECTION WITH OR ARISING UNDER THIS AGREEMENT SHALL BE BROUGHT SOLELY IN THE STATE OR FEDERAL COURT OF APPROPRIATE JURISDICTION LOCATED IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK.

SECTION 18. Submission to Jurisdiction.

(a) The Company agrees that any legal suit, action or proceeding brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement may be instituted in any of the courts of the State of New York or the U.S. federal courts, in each case located in the Borough of Manhattan, New York, New York, and, to the extent not prohibited by law, waives any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, and irrevocably accepts and submits to the nonexclusive jurisdiction of such courts in any suit, action or proceeding. The Company hereby appoints Allied Irish Bank, 405 Park Avenue, New York, New York 10022, Attention: Head of Treasury, as its authorized agent (together with any successor appointee notified to the Agents, the “Process Agent”) upon whom process may be served in any action based on this Agreement which may be instituted in any of the courts of the State of New York or the U.S. federal courts, in each case located in the Borough of Manhattan, New York, New York, by any Agent or any such controlling person and expressly accepts the jurisdiction of any such court in respect of any such action. The Process Agent has agreed to act as such agent for service of process and the Company agrees to take any and all actions, including the filing of any and all documents and instruments, that may be necessary to continue such appointment (or any successor appointment notified by the Company to the Agents) in full force and effect. Service of process upon the Process Agent shall be deemed effective service of process upon the Company. Notwithstanding the foregoing, any action against the Company arising out of or based upon this Agreement may also be instituted by any Agent in the High Court in Ireland, and the Company expressly accepts the jurisdiction of the High Court in any such action. The provisions of this Section 18 are intended to be effective upon the execution of this Agreement without further action by the Company and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.

SECTION 19. Judgment Currency

The Company hereby agrees to indemnify each Agent, whether acting as principal or agent, from and against any loss incurred by such Agent as a result of any judgment or order being given or made or any amount due hereunder and such judgment or order requiring payment in a currency (the “Judgment Currency”) other than United States dollars, and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of entering such judgment or order and (ii) the rate of exchange at which such Agent, on the date of payment of such judgment or order, is able to purchase United States dollars with the amount of the Judgment Currency actually received by such Agent, as the case may be. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 20. Payments to the Agents

All payments to the Agents, whether acting as principal or agent, under this Agreement shall be made free and clear of any and all deductions, including deductions for or in respect of Irish or United States taxes or taxes imposed or levied by political subdivisions or tax authorities thereof or therein. In the event of any such withholding or deduction, the Company hereby agrees to pay to the affected Agent such additional amounts so that it receives the full amount which it would have received in the absence of such withholding or deduction.

SECTION 21. Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 22. Counterparts.

This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts hereof shall constitute a single instrument.

SECTION 23. Selling Restrictions.

(a) Irish Selling Restrictions.

(i) Each Agent, severally and not jointly, agrees that it will not knowingly offer, sell or offer to sell the Notes to a resident of Ireland, or a person whose usual place of abode is in Ireland and it will not knowingly distribute or cause to be distributed in Ireland any offering material in connection with the Notes. Each Agent undertakes to the Company that their actions as Agent in any jurisdiction will comply with all applicable laws and regulations.

(ii) Without prejudice to and in addition to the foregoing restriction, each Agent, severally and not jointly, represents, warrants and undertakes that it has not offered, sold, placed or underwritten and will not offer, sell, place or underwrite the issue of any Notes in Ireland: (i) except in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC; (ii) otherwise than in compliance with the provisions of the Irish Companies Acts 1963-2006; (iii) otherwise than in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and they will conduct themselves in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Financial Regulator with respect to anything done by them in relation to the Notes; (iv) otherwise than in compliance with the provisions of the Irish Market Abuse (Directive 2003/6/EC) Regulations 2005 and any rules issued by the Financial Regulator pursuant thereto; and (v) otherwise than in compliance with the provisions of the Irish Central Bank Acts 1942 – 2004 (as amended) and any codes of conduct rules made under Section 117(1) thereof.

(b) United Kingdom Selling Restrictions.

(i) Each Agent, severally and not jointly, agrees that it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Company were not an authorized person, apply to the Company; and

(ii) each Agent, severally and not jointly, will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

(c) European Economic Area Selling Restrictions.

Each Agent, severally and not jointly, in relation to the distribution of any Notes in each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it will not make an offer of any Notes to the public in that Relevant Member State except that it may, at any time, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Agent or Agents nominated by the Company for any such offer;

(iv) if the denomination per Note being offered amounts to at least €50,000 (or the equivalent thereof in another currency); or

(v) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offering of Notes referred to in (i) –(v) above shall result in a requirement for the publication by the Company or any Agent of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

The expression “an offer of any Notes to the public” in relation to such Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase the Notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measures in each Relevant Member State.

If the foregoing is in accordance with the Agents’ understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this Distribution Agreement, along with all counterparts, will become a binding agreement among the Agents and the Company in accordance with its terms.

Very truly yours,

ALLIED IRISH BANKS, p.l.c.

By:
Name:
Title:

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first above written:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:
Authorized Signatory

BARCLAYS CAPITAL INC.

By:
Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:
Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:
Authorized Signatory

DEUTSCHE BANK SECURITIES INC.

By:
Authorized Signatory

GREENWICH CAPITAL MARKETS, INC.

By:
Authorized Signatory

HSBC SECURITIES (USA) INC.

By:
Authorized Signatory

J.P. MORGAN SECURITIES INC.

By:
Authorized Signatory

LEHMAN BROTHERS INC.

By:
Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:
Authorized Signatory

WACHOVIA CAPITAL MARKETS, LLC

By:
Authorized Signatory

EXHIBIT A

PRICING TERMS

Principal Amount: $

(or principal amount of foreign or composite currency)

Interest Rate or Formula:

If Fixed Rate Note,

Interest Rate:

Interest Payment Dates:

If Floating Rate Note,

Interest Rate Basis(es): [Commercial Paper Rate] [LIBOR] [CD Rate] [Federal Funds Rate]

  [Treasury Rate] [Prime Rate] [CMT Rate] [Eleventh District Cost of Funds Rate]

    [EURIBOR]

If LIBOR,

Designated LIBOR Currency:

If CMT Rate,

Designated CMT Reuters Page:

If Reuters Page 7052:

☐ Weekly Average

☐ Monthly Average

Designated CMT Maturity Index:

Index Maturity:

Spread and/or Spread Multiplier, if any:

Initial Interest Rate, if any:

Initial Interest Reset Date:

Interest Reset Dates:

Interest Payment Dates:

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

Fixed Rate Commencement Date, if any:

Fixed Interest Rate, if any:

Day Count Convention:

Calculation Agent:

Redemption Provisions:

Initial Redemption Date:

Initial Redemption Percentage:

Annual Redemption Percentage Reduction, if any:

Repayment Provisions:

Optional Repayment Date(s):

Original Issue Date:

Stated Maturity Date:

Specified Currency:

Exchange Rate Agent:

Authorized Denomination:

Purchase Price:             %, plus accrued interest, if any, from

Price to Public:             %, plus accrued interest, if any, from

Issue Price:

Settlement Date and Time:

Additional/Other Terms:

A-1

Also, in connection with the purchase of Notes from the Company by one or more Agents as principal, agreement as to whether the following will be required:

Officers’ Certificate pursuant to Section 7(b) of the Distribution Agreement.

Legal Opinions pursuant to Section 7(c) of the Distribution Agreement.

Comfort Letter pursuant to Section 7(d) of the Distribution Agreement.

A-2

EXHIBIT B

FORMS OF OPINION OF COMPANY’S COUNSEL

TO BE DELIVERED PURSUANT TO SECTION 5(b)(1)